UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2021

PTK ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39377	84-2970136
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4601 Wilshire Boulevard, Suite 240

Los Angeles, California 90010

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (213) 625-8886

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Common Stock, and one warrant to acquire one-half of one share of Common Stock, par value $0.0001	PTK.U	NYSE American, LLC

Common Stock, par value $0.0001 per share	PTK	NYSE American, LLC

Warrants, each whole warrant exercisable for one-half of one share of Common Stock at an exercise price of $11.50	PTK WS	NYSE American, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

Business Combination and Consideration

On May 25, 2021, PTK Acquisition Corp., a Delaware corporation (“PTK”), entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with Valens Semiconductor Ltd., a limited liability company organized under the laws of the State of Israel (“Valens”) and Valens Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Valens (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into PTK (the “Business Combination”), with PTK surviving the Business Combination as a wholly-owned subsidiary of Valens.

At the effective time of the Business Combination (the “Effective Time”), (i) each share of common stock of PTK, par value $0.0001 per share (other than treasury stock), will be exchanged for one ordinary share of Valens, and (ii) each outstanding warrant of PTK will be assumed by Valens and will become a warrant exercisable for one-half (1/2) of one ordinary share of Valens (subject to certain adjustments in accordance with the terms of the Business Combination Agreement). Upon consummation of the Business Combination, assuming none of PTK’s public stockholders demand redemption pursuant to PTK’s amended and restated certificate of incorporation, the securityholders of Valens and certain members of Valens’ management will own approximately 78% of the outstanding ordinary shares of Valens and the securityholders of PTK and the investors purchasing PIPE shares (as described below) will own approximately 22% of the outstanding ordinary shares of Valens.

Prior to the Effective Time, each preferred share of Valens will be converted into one ordinary share of Valens. Immediately following such preferred share conversation but prior to the Effective Time, Valens intends to effect a reverse stock split of each Valens ordinary share into a number of Valens ordinary shares such that each such ordinary share has an implied value of $10.00 per share as of an agreed measurement date shortly prior to Closing and based on an agreed equity valuation methodology. In addition, substantially contemporaneously with the Effective Time, Valens will also issue securities pursuant to the Subscription Agreements, as described in more detail below.

Valens ordinary shares and warrants to be received by PTK Holdings LLC (the “Sponsor”) and Valens ordinary shares held by Valens’s current equityholders will be subject to the transfer restrictions described below under the heading “Registration Rights Agreement”.

The Business Combination and related transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) are expected to be consummated in the fall of 2021, subject to the respective prior approvals of the stockholders of PTK and the ordinary and preferred shareholders of Valens, and the fulfillment of certain other conditions as described in the Business Combination Agreement.

After the consummation of the Transactions, the current officers of Valens will remain officers of the surviving entity. The size of the board of directors of Valens will initially have a minimum of three and maximum of nine members, with one member of being designated by the Sponsor.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of the parties, as applicable, relating to, among other things, organization and qualification; capitalization; the authorization, performance and enforceability of the Business Combination Agreement; financial statements; absence of undisclosed liabilities; governmental actions and filings; permits; material contracts; absence of changes; litigation; compliance with applicable laws; status under the Investment Company Act of 1940; employee plans; environmental matters; intellectual property; privacy and data security; labor matters; insurance; tax matters; brokers’ fees; real and personal property; transactions with affiliates; compliance with international trade and anti-corruption laws; governmental grants; and antitrust matters.

The representations and warranties of the parties contained in the Business Combination Agreement will terminate and be of no further force and effect as of the closing of the Transactions.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for PTK and Valens to cooperate in the preparation of a joint proxy statement/registration statement on Form F-4 (the “Registration Statement”) required to be prepared and filed with the Securities and Exchange Commission (“SEC”) in connection with the Business Combination and for Valens to terminate certain existing investor rights agreements with its securityholders.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for special purpose acquisition companies, including, among others:

•

no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority or statute, rule or regulation that is in effect and prohibits or enjoins the consummation of the Transactions;

•

the Registration Statement shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending;

•	the requisite of approval of Valens’ preferred and ordinary shareholders shall have been obtained;

•	the requisite approval of PTK’s stockholders shall have been obtained;

•	PTK having at least $5,000,001 of net tangible assets remaining prior to the Transactions (after taking into account any redemption requests by PTK stockholders);

•

Valens’s application to list its ordinary shares (including ordinary shares to be issued pursuant to the Business Combination) shall have been approved by the New York Stock Exchange, subject to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

•	customary bringdown of the representations, warranties and covenants of the parties therein; and

•	the filing and obtaining of certain notices and approvals to and by the Israeli Innovation Authority.

In addition, the obligations of Valens and Merger Sub to consummate the Transactions is conditioned upon, among other things, on the aggregate amount remaining in PTK’s trust account after taking into account all redemptions, plus the aggregate amount sold in the PIPE being equal to or greater than $215,000,000.

Termination

The Business Combination Agreement may be terminated:

•	by mutual written consent of PTK and Valens;

•

by PTK, if any of the representations or warranties set forth in Article III of the Business Combination Agreement shall not be true and correct or if either Valens or Merger Sub has breached or failed to perform any covenant or agreement on the part of Valens set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) of the Business Combination Agreement could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the breaches or failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Valens by PTK, and (ii) November 30, 2021 (the “Termination Date”); provided, however, that PTK is not then in breach of the Business Combination Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) of the Business Combination Agreement from being satisfied; provided, further, that PTK may only terminate the Business Combination Agreement pursuant to a breach or failure to perform Valens’ obligations under Section 5.16(a) of the Business Combination Agreement before Valens delivers specified required company financial Statements to PTK;

•

by Valens, if any of the representations or warranties set forth in Article IV of the Business Combination Agreement shall not be true and correct or if PTK has breached or failed to perform any covenant or agreement on the part of PTK set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) of the Business Combination Agreement could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the breaches or failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to PTK by Valens and (ii) the Termination Date; provided, however, neither Valens nor Merger Sub is then in breach of the Business Combination Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) of the Business Combination Agreement from being satisfied;

•

by either PTK or Valens, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the Termination Date; provided, that (i) the right to terminate the Business Combination Agreement pursuant to this paragraph shall not be available to PTK if PTK’s breach of any of its covenants or obligations under the Business Combination Agreement shall have proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement on or before the Termination Date, and (ii) the right to terminate the Business Combination Agreement pursuant to this paragraph shall not be available to Valens if either Valens or Merger Sub breach of its covenants or obligations under the Business Combination Agreement shall have proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement on or before the Termination Date;

•

by either PTK or Valens, if any governmental entity shall have issued an order, promulgated a law or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable; provided, that (i) the right to terminate the Business Combination Agreement pursuant to this paragraph shall not be available to PTK if (A) PTK’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) PTK is in material breach of its obligations under the Business Combination Agreement on such date and (ii) the right to terminate the Business Combination Agreement pursuant to this paragraph shall not be available to Valens if (A) Valens’ or Merger Sub’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on before such date or (B) Valens is in material breach of its obligations under the Business Combination Agreement on such date;

•

by either PTK or Valens if PTK’s stockholders meeting has been held (including any adjournment thereof), has concluded, PTK’s stockholders have duly voted and the required approvals of PTK’s stockholders was not obtained;

•

by Valens, if: (i) at any time before PTK’s stockholders shall have duly voted at PTK’s stockholder meeting, if the PTK’s stockholders shall have not duly voted at PTK’s stockholder meeting that shall have been held and concluded within the later of: (A) thirty (30) business days after the date that the SEC declares the Registration Statement effective; and (B) a specified date; or (ii) at any time before the required PTK stockholder approval is obtained, if the PTK stockholder approval shall have not been obtained within the later of: (A) thirty (30) business days after the date that the SEC declares the Registration Statement effective; and (B) a specified date;

by Valens if, prior to obtaining required PTK stockholder approval, the PTK’s Board of Directors (i) shall have made changed its recommendation to PTK’s stockholders to vote in favor of the Business Combination Agreement and the transactions contemplated thereby or (ii) shall have failed to include such recommendation in the Registration Statement; or

•

by PTK if: (i) at any time before the Valens shareholders shall have duly voted at a Valens shareholder meeting, if the Valens shareholders shall have not duly voted at a Valens shareholder meeting that shall have been held (including any adjournment thereof) and concluded within eighteen (18) calendar days after the date that the SEC declares the Registration Statement effective; or (ii) at any time before each of the required Valens preferred shareholder approval and the required Valens company shareholder approval are obtained, if either the Valens preferred shareholder approval or the Valens shareholder approval shall have not been obtained within eighteen (18) calendar days after the date that the SEC declares the Registration Statement effective.

The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the text of the Business Combination Agreement, which is attached as Exhibit 2.1 hereto and incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement or other specific dates. The Business Combination Agreement has been included as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about PTK, Valens, or any other party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in PTK’s public disclosures.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Valens, the Sponsor and certain securityholders of Valens entered into the second amended and restated investors’ rights agreement (the “Registration Rights Agreement”) pursuant to which, following completion of the Transactions, Valens agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain Valens ordinary shares that are held by the parties thereto from time to time. In certain circumstances, various parties to the Registration Rights Agreement will also be entitled customary demand and/or piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement. In addition, the Registration Rights Agreement provides that Valens will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to Valens securities, and all such prior agreements shall be terminated.

Additionally, under the Registration Rights Agreement, the securityholders of Valens party thereto (other than the Sponsor) have agreed not to transfer its Valens ordinary shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter. The Sponsor has agreed not to transfer certain Valens ordinary shares and its warrants, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing until the earlier of (i) one hundred eighty (180) days thereafter and (ii) when Valens completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all Valens shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Separately, the articles of association of Valens will be amended and restated as of the consummation of the Business Combination. Pursuant to such amendment, each securityholder of Valens as of immediately prior to such amendment will be restricted from transferring its Valens ordinary shares, except to certain permitted transferees, beginning on the date of such amendment and continuing for a period of one hundred eighty (180) days thereafter.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a letter agreement (the “Sponsor Support Agreement”) in favor of Valens and PTK, pursuant to which it has agreed to (i) vote all shares of common stock of PTK beneficially owned by it in favor of the Business Combination and each other proposal related to the Business Combination proposed by the PTK board of directors at the meeting of PTK shareholders called to approve the Business Combination, (ii) appear at such shareholder meeting for the purpose of establishing a quorum, (iii) vote all such shares against any action that would reasonably be expected to materially impede, interfere with, delay, postpone, or adversely affect the Business Combination or any of the other transactions contemplated by the Business Combination Agreement, and (iv) not to transfer, assign, or sell such shares, except to certain permitted transferees, prior to the consummation of the Transactions. Additionally, pursuant to an existing letter agreement between the Sponsor and PTK, the Sponsor has agreed not to redeem any shares of common stock of PTK in connection with the Business Combination.

Pursuant to the terms of the Sponsor Support Agreement, the Sponsor agreed, with respect to the ordinary shares of Valens to be received by it in connection with the Business Combination, not to transfer:

•

287,500 of such shares (the “Initial Earnout Shares”) until the date on which the closing price of the ordinary shares exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing after the Closing, subject to forfeiture if such price target is not satisfied within three years following the Closing;

•

359,375 of such shares (the “Secondary Earnout Shares”) until the date on which the closing price of the ordinary shares exceeds $12.50 per share for any 20 trading days within any 30-day trading period commencing after the Closing, subject to forfeiture if such price target is not satisfied within three years following the Closing; and

•

359,375 of such shares (the “Tertiary Earnout Shares” and together with the Initial Earnout Shares and the Secondary Earnout Shares, the “Earnout Shares”) until the date on which the closing price of the ordinary shares exceeds $15.00 per share for any 20 trading days within any 30-day trading period commencing after the Closing, subject to forfeiture if such price target is not satisfied within four years following the Closing.

In the event of a Valens change in control transaction within three years following the Closing, fifty percent of the Earnout Shares not earlier released will be released from such transfer restrictions if the effective price per share to be received by Valens shareholders in such change in control transaction is at least $11.25 per share.

In the event of a Valens change in control transaction within four years following the Closing, one hundred percent of the Earnout Shares not earlier released will be released from such transfer restrictions if the effective price per share to be received by Valens shareholders in such change in control transaction is at least $12.50 per share.

In addition, pursuant to the terms of the Sponsor Support Agreement, the Sponsor agreed to cancel warrants to purchase an aggregate of 370,000 shares of Valens ordinary shares effective as of the Closing.

The foregoing summary of the Sponsor Support Agreement is qualified in its entirety by reference to the text of the Sponsor Support Agreement, which is attached as Exhibit 10.2 hereto and incorporated herein by reference.

Company Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement, holders of a majority of Valens’s outstanding shares and at least 65% of Valen’s outstanding preferred shares entered into agreements (the “Transaction Support Agreements”) pursuant to which they agreed with PTK and Valens, to (i) appear at a shareholder meeting called by Valens for the purpose of approving the Business Combination and other transactions contemplated by the Business Combination, for the purpose of establishing a quorum, (ii) execute a written consent in favor of the Business Combination and against all other action that would reasonably be expected to materially impede the Business Combination, (iii) not to solicit, initiate, encourage, or facilitate certain alternate business combinations, (iv) vote, consent or approve any other consent or other approval that may be required under Valens’s governing documents or otherwise sought in furtherance of the transactions contemplated by the Business Combination, and (v) not to transfer, assign, or sell their respective shares, except to certain permitted transferees, prior to the consummation of the Transactions.

The foregoing summary of the Transaction Support Agreement is qualified in its entirety by reference to the text of the Transaction Support Agreement, the form of which is attached as Exhibit 10.3 hereto and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 25, 2021, PTK and Valens issued a joint press release announcing the Transactions, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is an investor presentation that was used by Valens in connection with the sale of Valens ordinary shares to the to the PIPE Investors as described in Item 8.01 below.

Furnished herewith as Exhibit 99.3 and incorporated into this Item 7.01 by reference is an abbreviated investor presentation that was used by Valens in connection with the sale of Valens ordinary shares to the to the PIPE Investors as described in Item 8.01 below.

Furnished herewith as Exhibit 99.4 and incorporated into this Item 7.01 by reference is certain financial information that was presented by Valens to investors in connection with the sale of Valens ordinary shares to the to the PIPE Investors as described in Item 8.01 below.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events

On May 25, 2021, Valens entered into subscription agreements (each, a “Subscription Agreement”) with certain investors (the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and Valens has agreed to issue and sell to the PIPE Investors, an aggregate of 12,500,000 Valens ordinary shares (on a post-reverse stock split basis) for an aggregate purchase price of $125,000,000, of which our Sponsor has agreed to purchase 400,000 Valens ordinary shares for an aggregate purchase price of $4,000,000 on the terms and subject to the conditions set forth therein. The sale of ordinary shares to the PIPE Investors pursuant to the Subscription Agreement will be consummated substantially concurrently with the closing of the Business Combination. The Subscription Agreement contains customary representations and warranties of Valens, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the Transactions.

Additional information

This Current Report on Form 8-K relates to a proposed business combination between Valens and PTK. In connection with the proposed business combination, Valens intends to file a registration statement on Form F-4 that will include a proxy statement of PTK in connection with PTK’s solicitation of proxies for the vote by PTK’s stockholders with respect to the proposed Business Combination and a prospectus of Valens. The Registration Statement will be sent to all PTK stockholders and Valens and PTK will also file other documents regarding the proposed Business Combination with the SEC. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the Registration Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Valens and PTK through the website maintained by the SEC at www.sec.gov or by directing a request to PTK Acquisition Corp., 4601 Wilshire Boulevard, Suite 240, Los Angeles, California 90010.

Participants in Solicitation

PTK, Valens and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from PTK’s shareholders with respect to the proposed Business Combination. You can find information about PTK’s directors and executive officers and their ownership of PTK’s securities in PTK’s Annual Report on Form 10-K for the period ended December 31, 2020, which was filed with the SEC on April 1, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from PTK’s shareholders and their direct and indirect interests will be included in the proxy statement/prospectus for the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between PTK and Valens, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the products and services offered by Valens and the markets in which it operates, and Valens’ projected future results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by PTK and its management, and Valens and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of PTK’s securities, (ii) the risk that the transaction may not be completed by PTK’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PTK, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination agreement by the shareholders of PTK and Valens, the satisfaction of the minimum trust account amount following redemptions by PTK’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination agreement, (vi) the effect of the announcement or pendency of the transaction on Valens’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Valens and potential difficulties in Valens employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Valens or against PTK related to the Business Combination agreement or the proposed Business Combination, (ix) the ability of Valens to list Valens ordinary shares on the NYSE, (x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Valens plans to operate, variations in performance across competitors, changes in laws and regulations affecting Valens’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and to identify and realize additional opportunities, and (x) changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PTK’s most recent Annual Report on Form 10-K, the Registration Statement on Form F-4 discussed above, the included proxy statement/prospectus and such other documents filed or that may be filed by PTK from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PTK and Valens assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1†	Business Combination Agreement, dated as of May 25, 2021, by and among PTK Acquisition Corp., Valens Merger Sub, Inc. and Valens Semiconductor Ltd.

10.1	Second Amended and Restated Investors’ Rights Agreement, dated as of May 25, 2021, by and among Valens Semiconductor Ltd. and the investors named on the signature pages thereto.

10.2	Sponsor Letter Agreement, dated as of May 25, 2021, by and among PTK Holdings LLC, PTK Acquisition Corp and Valens Semiconductor Ltd.

10.3	Form of Company Shareholder Support Agreement, dated as of May 25, 2021, by and among PTK Acquisition Corp., Valens Semiconductor Ltd., and the securityholders of Valens Semiconductor Ltd. named on the signature pages thereto.

99.1	Press Release, dated as of May 25, 2021

99.2	Investor Presentation

99.3	Abbreviated Investor Presentation

99.4	Draft of unaudited Consolidated Balance Sheet of Valens Semiconductor Ltd. as of December 31, 2020 (with comparison numbers to December 31 2019) and related Consolidated Statement of Operations and Cash Flows

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PTK Acquisition Corp.

By:	/s/ Peter Kuo
Name: Peter Kuo
Title: Chief Executive Officer

Dated: May 25, 2021